UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-A/A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

ANDOVER NATIONAL CORPORATION

(Exact name of registrant as specified in its charter)

Delaware (State of incorporation or organization)	83-2216345 (I.R.S. Employer Identification No.)

333 Avenue of the Americas, Suite 2000
Miami, FL 33131-2185
(Address of principal executive offices) (Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered

Not applicable	Not applicable

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☐

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☑

If this form relates to the registration of a class of securities concurrently with a Regulation A offering, check the following box. ☐

Securities Act registration statement file number to which this form relates (if applicable): 333-220851

Securities to be registered pursuant to Section 12(g) of the Act:

Class A Common Stock, par value $0.001 per share

(Title of Class)

(Title of Class)

Explanatory Note

This amendment to Form 8-A is being filed in order to amend the Registrant’s Registration Statement on Form 8-A to reflect the reincorporation from the state of Utah to the state of Delaware (the “Reincorporation”) of Edgar Express, Inc. (“Edgar”) pursuant to an Agreement and Plan of Merger, dated January 9, 2019 (the “Merger Agreement”). Effective February 14, 2019, the Registrant completed the Reincorporation by means of a merger of Edgar with and into its wholly-owned subsidiary, Andover National Corporation, a Delaware corporation (“Andover”). The Merger Agreement was previously disclosed and attached as an appendix to the Registrant’s definitive information statement on Schedule 14C filed with the Securities and Exchange Commission (“SEC”) on January 22, 2019. The certificate of merger was accepted by the state of Delaware on February 7, 2019. The Reincorporation was approved by a majority of the Registrant’s stockholders acting by written consent, dated January 9, 2019.

In connection with the Reincorporation, and effective upon the effectiveness of the Reincorporation, each of Edgar’s issued and outstanding shares of common stock, par value $0.001 per share, automatically converted into and became one-fifth (1/5th) of one validly issued, fully paid and non-assessable share of Class A Common Stock, par value $0.001 per share (the “Class A Common Stock”), of Andover, without any action on the part of the Registrant’s stockholders. As of March 8, 2019, there are 2,340,000 issued and outstanding shares of Class A Common Stock following the Reincorporation.

Upon consummation of the Reincorporation, the affairs of the Registrant ceased to be governed by Utah corporation laws pursuant to the Utah Revised Business Corporation Act and became subject to Delaware corporation laws pursuant to the Delaware General Corporation Law (the “DGCL”). The Registrant’s governance is pursuant to Andover’s Amended and Restated Certificate of Incorporation, filed in Delaware, and Bylaws, reflecting, among other things, application of the DGCL.

Upon consummation of the Reincorporation, the Registrant changed its name to “Andover National Corporation” and changed the ticker symbol under which its shares of Class A Common Stock are quoted on the OTC Markets to “AANC” from “EXXP.”

In connection with the Reincorporation, the Registration Statement on Form 8-A filed with the SEC on January 16, 2018 is hereby amended and restated as follows:

Item 1. Description of Registrant’s Securities to be Registered.

Description of Capital Stock

General

The following description of our capital stock is a summary and is qualified in its entirety by reference to our Amended and Restated Certificate of Incorporation (the “Certificate of Incorporation”), and our Bylaws (the “Bylaws”), each of which is filed as an exhibit to our Current Report on Form 8-K, dated February 15, 2019.

Our authorized capital stock consists of 67,500,000 shares of common stock, $0.001 par value, of which 60,000,000 shares are designated as Class A Common Stock and of which 7,500,000 shares are designated as Class B Common Stock, and 5,000,000 shares of preferred stock, $0.001 par value per share. After giving effect to the Reincorporation, there are 2,340,000 shares of Class A Common Stock and 500,000 shares of Class B Common Stock issued and outstanding; and no shares of preferred stock issued and outstanding. The authorized and unissued shares of common stock and the authorized and undesignated shares of preferred stock are available for issuance without further action by our stockholders, unless such action is required by applicable law or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded. If the approval of our stockholders is not so required, our board of directors may determine not to seek stockholder approval.

Class A Common Stock

Voting. The holders of Class A Common Stock are entitled to one vote per share on all matters upon which stockholders generally are entitled to vote, provided, however, that, except as otherwise required by law, holders of Class A Common Stock, as such, shall not be entitled to vote on any amendment to the Certificate of Incorporation (including any designation relating to any series of preferred stock) that relates solely to the terms of the Class B Common Stock or one or more outstanding series of preferred stock if the holders of such affected series are entitled, either separately or together with the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to the Certificate of Incorporation (including any certificate of designation relating to any series of Preferred Stock) or pursuant to the Delaware General Corporation Law.

Dividends. Subject to the preferences of any outstanding shares of preferred stock or other class of common stock, the holders of Class A Common Stock are entitled to receive ratably any dividends our board of directors declares out of funds legally available for the payment of dividends.

Liquidation, Dissolution and Winding Up. If the Company is liquidated, dissolved or wound up, the holders of our Class A Common Stock are entitled to share pro rata all assets remaining after payment of liabilities and liquidation preferences of any outstanding shares of preferred stock or other class of stock ranking senior to the Class A Common Stock in right of preference.

Preemptive Rights, Conversion, Redemption, Sinking Fund Provisions. Holders of Class A Common Stock have no preemptive rights or rights to convert their Class A Common Stock into any other securities. There are no redemption or sinking fund provisions applicable to the Class A Common Stock.

All of the outstanding shares of Class A Common Stock are fully paid and non-assessable.  Holders of our Class A Common Stock are not liable for further calls or assessments.

The rights, preferences, and privileges of the holders of Class A Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of Class B Common Stock and any series of preferred stock that we may designate in the future.

Class B Common Stock

Voting. Holders of Class B Common Stock are entitled to fifty (50) votes per share on matters to be voted upon by stockholders.  Holders of our Class B Common Stock are entitled to elect, exclusively and as a separate class, three of our directors (the “Class B Directors”), who may not be removed without cause without the affirmative vote of holders of a majority of the outstanding shares of Class B Common Stock, voting as a separate class.

Dividends. If we declare, pay, or set apart any dividend or other distribution on any Class A Common Stock, we must simultaneously declare, pay, and/or set apart for payment or distribution for each share of Class B Common Stock, a dividend and/or distribution in an amount equal to the amount the holders of Class B Common Stock (each a “Class B Holder” and collectively, the “Class B Holders”), would be entitled to receive if such Class B Holders has converted their shares into Class A Common Stock and held such shares on the applicable record date.

Liquidation, Dissolution and Winding Up. Except as otherwise set forth in a certificate of designation relating to any series of preferred stock, upon any liquidation event, after provision for payment of all our debts and liabilities, any remaining assets shall be distributed pro rata to the holders of Class A Common Stock, the Class B Holders as if the Class B Common Stock had been converted into shares of Class A Common Stock and to the holders of preferred stock.

Election of Directors. The holders of record of the shares of Class B Common Stock, exclusively and as a separate class, shall be entitled to elect three (3) directors (the "Class B Directors"). Any Class B Director may be removed without cause by, and only by, the affirmative vote of the holders of a majority of the shares of Class B Common Stock, exclusively and as a separate class, given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of such stockholders.

Matters Requiring Approval of Class B Holders. At any time when shares of Class B Common Stock are outstanding, we may not, without the affirmative vote of a majority of the shares of Class B Common Stock:

•	create, or authorize the creation of, or issue or obligate itself to issue shares of, any additional class or series of capital stock, or increase the authorized number of shares of or issue additional shares of Class B Common Stock, or increase the authorized number of shares of any additional class or series of capital stock;
•	create, or hold capital stock in, any subsidiary that is not wholly owned (either directly or through one or more other subsidiaries) by us, or sell, transfer, or otherwise dispose of any capital stock of any of our direct or indirect subsidiaries, or permit any direct or indirect subsidiary to sell, lease, transfer, exclusively license, or otherwise dispose (in a single transaction or series of related transactions) of all or substantially all of the assets of such subsidiary;
•	amend, alter, or otherwise change the rights, preferences, or privileges of the Class B Common Stock, or amend, alter, or repeal any provision of our Certificate of Incorporation or Bylaws in a manner that adversely affects the powers, preferences, or rights of the Class B Common Stock;
•	acquire, by asset purchase, merger, stock purchase, or otherwise, any material assets or securities of any other corporation, partnership, or other entity; or
•	liquidate, dissolve, or wind-up the business and affairs of the Company, effect any merger or consolidation, or any other “Deemed Liquidation Event” (as defined in the Certificate of Incorporation), or consent to any of the foregoing.

Matters Requiring Approval of Class B Directors. At any time when shares of Class B Common Stock are outstanding, we may not, without the affirmative vote of a majority of the Class B Directors:

•	increase or decrease the authorized number of directors constituting our board of directors;
•	hire, terminate, change the compensation of, or amend the employment agreements of our executive officers or the executive officers of any of our subsidiaries, including approving any incentive compensation, option grants, or stock awards to executive officers;

•	purchase or redeem (or permit any subsidiary to purchase or redeem) or pay or declare any dividend or make any distribution on, any shares of our capital stock;
•	create, or authorize the creation of, or issue, or authorize the issuance of, any debt security, or permit any subsidiary to take any such action with respect to any debt security, if our aggregate indebtedness, including the indebtedness of our subsidiaries, for borrowed money following such action would exceed $10,000, or guarantee, directly or indirectly, or permit any of our subsidiaries to guarantee, directly or indirectly, any indebtedness except for its trade accounts or any subsidiary arising in the ordinary course of business;
•	make, or permit any subsidiary to make, any loan or advance outside of the ordinary course of business to any of our employees or directors or any subsidiary, or to any subsidiary or other corporation, partnership, or other entity unless it is wholly owned by us;
•	change the principal business of the Company, enter new lines of business, or exit the current line of business;
•	enter into any agreement, contract, arrangement, or corporate strategic relationship involving the payment, contribution, or assignment by us or to us of money or assets greater than $250,000; or
•	enter into or be a party to any transaction outside of the ordinary course of business with any of our directors, officers, or employees or any “associate” (as defined in Rule 12b-2 promulgated under the Exchange Act) of any such person or entity.

Optional Conversion. Each share of Class B Common Stock is convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into one (1) share of Class A Common Stock (the “Class B Conversion Ratio”). In the event of a liquidation, dissolution, or winding up of the Company or a Deemed Liquidation Event (as defined in the Certificate of Incorporation), the conversion rights terminate at the close of business on the last full day preceding the date fixed for the payment of any such amounts distributable on such event to the Class B Holders. The Class B Conversion Ratio is subject to adjustments upon the occurrence of certain events.

Mandatory Conversion. In the event a Holder of Class B Common Stock transfers any or all of his, her or its shares of Class B Common Stock to any third party, then (a) all of the outstanding shares of Class B Common Stock subject to such transfer shall automatically be converted into shares of Class A Common Stock and (b) such shares may not be reissued by us; provided, however, that such shares of Class B Common Stock shall not automatically be converted into shares of Class A Common Stock if (i) the transfer of the Class B Common Stock is to an existing holder of Class B Common Stock, (ii) the transfer is to any trust for the direct benefit of such holder and such holder is the sole trustee and sole beneficiary of such trust or (iii) the board of directors, including all Class B Directors, determines that such transfer shall not trigger such mandatory conversion.

Preemptive Rights, Redemption, Sinking Fund Provisions. Class B Holders have no preemptive rights. There are no redemption or sinking fund provisions applicable to the Class B Common Stock.

Preferred Stock

Our Certificate of Incorporation authorizes the issuance of up to an aggregate of 5,000,000 shares of preferred stock, without further stockholder action, to establish various series of such preferred stock from time to time and to determine the rights, preferences, and privileges of any unissued series of preferred stock including, among other matters, any dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms, the number of shares constituting any such series and the description thereof and to issue any such shares. Although there is no current intent to do so, our board of directors may, without stockholder approval, issue shares of an additional class or series of preferred stock with voting and conversion rights which could adversely affect the voting power of the holders of our common stock.

Anti-Takeover Provisions

Certain provisions of Delaware Law and of our Certificate of Incorporation and Bylaws, which are summarized in the following paragraphs, may have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by stockholders.

Delaware Law

Delaware law regulates acquisitions of some Delaware corporations by prohibiting, with some exceptions, a publicly-held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the date of the transaction in which the person became an interested stockholder, unless:

•	prior to the date a person becomes an interested stockholder, the board of directors of the corporation approved the business combination or the other transaction in which the person became an interested stockholder;
•	upon consummation of the transaction that resulted in the person becoming an interested stockholder, the person owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares owned by persons who are directors or officers of the corporation and issued under employee stock plans under which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or
•	on or subsequent to the date the person became an interested stockholder, the board of directors of the corporation approved the business combination and the stockholders of the corporation, other than the interested stockholder, authorized the transaction at an annual or special meeting of stockholders by the affirmative vote of at least 66 2/3% of the outstanding stock of the corporation not owned by the interested stockholder.

Under Delaware law, a “business combination” is defined to include any of the following:

•	any merger or consolidation involving the corporation or any direct or indirect majority-owned subsidiary of the corporation and the interested stockholder;
•	any sale, transfer, pledge or other disposition of 10% or more of the corporation’s assets involving the interested stockholder;
•	in general, any transaction that results in the issuance or transfer by the corporation of any of its stock of any class or series to the interested stockholder;
•	any transaction involving the corporation that has the effect of increasing the proportionate share of its stock of any class or series owned by the interested stockholder; or
•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

Under Delaware law, an “interested stockholder” is defined as:

•	any person who owns 15% or more of a corporation’s outstanding voting stock;
•	any person associated or affiliated with the corporation, who owns or within three years prior to the determination of interested stockholder status, did own, 15% or more of a corporation’s outstanding voting stock; or
•	the affiliates and associates of any such person.

These rules could depress our stock price and delay, discourage or prohibit transactions not approved in advance by our board of directors, such as takeover attempts that might result in a premium over the market price of our common stock.

Certificate of Incorporation and Bylaws

Our Certificate of Incorporation and Bylaws include a number of provisions that may have the effect of deterring hostile takeovers or delaying or preventing changes in control of us or our management, including, but not limited to the following:

•	our Bylaws allow the authorized number of directors to be changed only by resolution of our board of directors;
•	our Certificate of Incorporation authorizes the board of directors to issue without stockholder approval up to an aggregate of 5,000,000 shares of preferred stock, the rights of which will be determined at the discretion of the board of directors that, if issued, could operate as a “poison pill” to dilute the stock ownership of a potential hostile acquirer to prevent an acquisition that is not approved by the board of directors;
•	our Bylaws establish advance notice requirements for stockholder nominations to our board of directors or for stockholder proposals that can be acted on at stockholder meetings; and
•	our Bylaws limit who may call stockholder meetings.

These and other provisions contained in our Certificate of Incorporation and Bylaws could delay or discourage transactions involving an actual or potential change in control of us or our management, including transactions in which stockholders might otherwise receive a premium for their shares over then current prices, and may limit the ability of stockholders to remove our current management or approve transactions that our stockholders may deem to be in their best interests and, therefore, could adversely affect the price of our Class A Common Stock.

Transfer Agent and Registrar

The transfer agent and registrar for our Class A Common Stock is Colonial Stock Transfer Company, Inc., with an address at 66 Exchange Place, Suite 100, Salt Lake City, UT 84111.

Listing

Our Class A Common Stock is listed on OTC Markets under the symbol “AANC.”

Item 2. Exhibits.

The following exhibits are filed as part of this Registration Statement and are incorporated by reference herein.

Exhibit No.	Description

2.1	Agreement and Plan of Merger (incorporated by reference to Appendix A to the Definitive Information Statement on Schedule 14C filed by the Registrant with the SEC on January 22, 2019).

3.1	Amended and Restated Certificate of Incorporation of Andover National Corporation (incorporated by reference to Appendix B to the Definitive Information Statement on Schedule 14C filed by the Registrant with the SEC on January 22, 2019).

3.2	Bylaws of Andover National Corporation (incorporated by reference to Appendix C to the Definitive Information Statement on Schedule 14C filed by the Registrant with the SEC on January 22, 2019).

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Date: March 8, 2019

ANDOVER NATIONAL CORPORATION
By:	/s/ Daniel E. Schmerin
	Name:	Daniel E. Schmerin
	Title:	Chief Executive Officer